







11 February 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made the following announcements and media releases:-

1) NOL 2009 Full Year Financial Statement and Dividend Announcement
2) Press Release on NOL 2009 Full Year Results
3) Presentation on NOL 2009 Full Year Results by NOL Group President & Chief Executive Officer and NOL Group Deputy President & Chief Financial Officer

Attached are copies of the announcements and media releases for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs
/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(FY2009 Results) - 11Feb10.DOC







Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Full Year Results * **Financial Statement And Related Announcement**
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	11-Feb-2010 17:35:26
Announcement No.	00127

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	25-12-2009

Description	Attached are the Company's announcement, press release and corporate presentation materials relating to the NOL Group Unaudited Financial Statements for the full year ended 25 December 2009.

Attachments

- NOL_Full_Year_2009_Financial.pdf
- NOL_Full_Year_2009_Results_Press_Release.pdf
- NOL_Full_Year_2009_Results_Presentation.pdf

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RECEIVED
2010 FEB 25 P 4:43



NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Financial Information
For the Financial Year Ended 25 December 2009

1.(a)(i) Consolidated Income Statement

	Group		
	2009 US$'000	2008 US$'000	% Increase/ (Decrease)
Revenue	6,515,578	9,285,125	(30)
Cost of sales	(6,535,951)	(8,328,979)	(22)
Gross (loss)/profit	(20,373)	956,146	N/M
Other gains (net)			
- Miscellaneous	10,614	39,807	(73)
- Finance and investment income	7,189	13,096	(45)
Expenses			
- Administrative	(611,712)	(694,182)	(12)
- Expenses written back/(Expenses) relating to restructuring	4,730	(71,684)	N/M
- Finance	(59,265)	(34,946)	70
- Other operating	(34,730)	(79,041)	(56)
Share of results of associated companies	3,255	3,799	(14)
Share of results of joint ventures	165	4,194	(96)
(Loss)/profit before income tax	(700,127)	137,189	N/M
Income tax expense	(38,977)	(48,926)	(20)
Net (loss)/profit for the financial year	(739,104)	88,263	N/M
Net (loss)/profit attributable to:			
Equity holders of the Company	(740,809)	83,114	N/M
Minority interest	1,705	5,149	(67)
	(739,104)	88,263	N/M

1.(a)(ii) Notes to the Consolidated Income Statement

	Group		
	2009 US$'000	2008 US$'000	% Increase/ (Decrease)
(A) Investment income	-	38	(100)
(B) Other income including interest income	16,831	15,463	9
(C) Interest on Borrowings	(42,579)	(27,986)	52
(D) Depreciation and Amortisation	(286,216)	(263,022)	9
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(7,515)	(10,747)	(30)
(F) Write-back of/(Provision for) Impairment in Value of Investments	10	(36)	N/M
(G) Foreign Exchange Gain/(Loss)	8,121	(22,457)	N/M
(H) Adjustment for Under Provision for Tax in Prior Years	(4,094)	(8,476)	(52)
(I) Profit on Sale of Investments, Property, Plant and Equipment and Investment Properties	576	28,318	(98)
(J) Write-off of Inventories	(971)	(360)	170

1.(a)(iii) Consolidated Statement of Comprehensive Income

	Group	
	2009 US$'000	2008 US$'000
Net (loss)/profit for the financial year	(739,104)	88,263
Other comprehensive income/(loss):		
Fair value gains/(losses) on cash flow hedges	259,111	(198,289)
Fair value (gains)/losses on cash flow hedges transferred to the income statement	(118,756)	55,488
Fair value losses on available-for-sale financial asset	(61)	(55)
Currency translation differences	4,536	(2,498)
Tax on fair value gains and losses	1,348	(843)
Other comprehensive income/(loss) for the financial year, net of tax	146,178	(146,197)
Total comprehensive loss for the financial year	(592,926)	(57,934)
Total comprehensive (loss)/income attributable to:		
Equity holders of the Company	(594,923)	(62,358)
Minority interest	1,997	4,424
	(592,926)	(57,934)

N/M: Not meaningful

1.(b)(i) **Balance Sheets**

	Group			Company		
	25 Dec 2009 US$'000	26 Dec 2008 US$'000	% Increase/ (Decrease)	25 Dec 2009 US$'000	26 Dec 2008 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	333,048	429,219	(22)	17,044	15,760	8
Trade and other receivables [1]	814,718	828,706	(2)	1,620,619	594,207	173
Inventories at cost	197,208	159,015	24	-	-	0
Derivative financial instruments	88,681	11,293	685	2,603	5,473	(52)
Other current assets	70,468	62,296	13	2,191	1,669	31
Total current assets	1,504,123	1,490,529	1	1,642,457	617,109	166
Non-current Assets						
Investments in subsidiaries	-	-	0	994,695	994,695	0
Investments in associated companies	40,216	29,018	39	1	1	0
Investments in joint ventures	27,107	27,287	(1)	-	-	0
Available-for-sale financial asset	31	92	(66)	-	-	0
Property, plant and equipment	3,509,266	3,642,636	(4)	455,066	458,519	(1)
Investment properties	9,230	9,047	2	-	-	0
Deferred charges	9,268	3,245	186	35	45	(22)
Intangible assets	29,142	29,229	(0)	78	107	(27)
Goodwill arising on consolidation	129,095	129,095	0	-	-	0
Deferred income tax assets	5,177	3,683	41	-	-	0
Derivative financial instruments	670	-	N/M	-	-	0
Other non-current assets	77,225	80,730	(4)	1,719	2,295	(25)
Total non-current assets	3,836,427	3,954,062	(3)	1,451,594	1,455,662	(0)
TOTAL ASSETS	5,340,550	5,444,591	(2)	3,094,051	2,072,771	49
LIABILITIES						
Current Liabilities						
Trade and other payables	1,009,918	1,066,478	(5)	129,833	131,880	(2)
Current income tax liabilities	42,498	35,283	20	17,088	19,641	(13)
Borrowings	20,975	85,383	(75)	710	61,126	(99)
Provisions	76,354	100,933	(24)	9	330	(97)
Deferred income	333	-	N/M	-	-	0
Derivative financial instruments	9,744	94,739	(90)	2,603	5,473	(52)
Other current liabilities [2]	198,368	170,761	16	-	-	0
Total current liabilities	1,358,190	1,553,577	(13)	150,243	218,450	(31)
Non-current Liabilities						
Borrowings	918,831	1,159,262	(21)	-	31,580	(100)
Provisions	126,047	127,308	(1)	-	-	0
Deferred income	659	-	N/M	-	-	0
Deferred income tax liabilities	25,155	24,972	1	10,939	11,449	(4)
Other non-current liabilities	71,478	74,881	(5)	-	-	0
Total non-current liabilities	1,142,170	1,386,423	(18)	10,939	43,029	(75)
TOTAL LIABILITIES	2,500,360	2,940,000	(15)	161,182	261,479	(38)
NET ASSETS	2,840,190	2,504,591	13	2,932,869	1,811,292	62
EQUITY						
Share capital	1,815,479	845,379	115	1,815,479	845,379	115
Treasury shares	(5,216)	(5,216)	0	(5,216)	(5,216)	0
	1,810,263	840,163	115	1,810,263	840,163	115
Shares held by employee benefit trust	(2,989)	(1,413)	112	-	-	0
Treasury shares reserve	(1,195)	(1,195)	0	(1,195)	(1,195)	0
Retained earnings	877,807	1,657,862	(47)	1,085,061	935,304	16
Other reserves	112,733	(34,873)	N/M	38,740	37,020	5
Capital and reserves attributable to equity holders of the Company	2,796,619	2,460,544	14	2,932,869	1,811,292	62
Minority interest	43,571	44,047	(1)	-	-	0
TOTAL EQUITY	2,840,190	2,504,591	13	2,932,869	1,811,292	62
Net current assets/(liabilities)	145,933	(63,048)	N/M	1,492,214	398,659	274

[1] Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard Bill of Lading and is inclusive of the freight charges collectable at destination for Free on Board shipments.
[2] Other current liabilities relates to deferred revenue arising from the percentage-of-completion method for revenue recognition.

Certain comparative items have been reclassified to conform with current year's presentation. For the financial year ended 26 December 2008, unsecured bank loans of US$382 million and US$32 million for the Group and the Company respectively have been reclassified from current liabilities to non-current liabilities, after taking into consideration the expected timing of repayments as well as the contractual final maturity dates of the borrowings.

N/M: Not meaningful

1.(b)(ii) Borrowings

The Group As at 25 December 2009	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in FY 2010, or on demand	11,485	1,176	8,314	20,975
Amount repayable in :				
FY 2011	11,044	-	8,260	19,304
FY 2012	12,031	-	7,559	19,590
FY 2013	13,058	400,000	8,006	421,064
FY 2014	12,422	30,000	8,514	50,936
Thereafter	46,986	95,064	265,887	407,937
	107,026	526,240	306,540	939,806

As at 26 December 2008	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in FY 2009, or on demand	6,507	74,087	4,789	85,383
Amount repayable in :				
FY 2010	11,359	-	5,097	16,456
FY 2011	10,915	-	5,405	16,320
FY 2012	11,883	21,780	5,715	39,378
FY 2013	12,890	409,800	6,051	428,741
Thereafter	58,819	394,349	205,199	658,367
	112,373	900,016	232,256	1,244,645

The bank loans are secured mainly on vessels, and the finance lease liabilities are secured mainly on vessels, equipment and motor vehicles.
The classification of borrowings takes into consideration the expected timing of repayments assessed at each reporting period as well as the contractual final maturity dates of the borrowings. Accordingly, for the financial year ended 26 December 2008, unsecured bank loans of US$382 million have been reclassified from "Amount repayable in FY 2009, or on demand" to "Amount repayable in FY 2012, FY 2013 and Thereafter".

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payable under non-cancellable operating leases of the Group are as follows:

The Group As at 25 December 2009	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in FY 2010	760,057	410	87,531	27,064	56,500	931,562
Amount repayable in :						
FY 2011	648,647	-	87,714	21,698	43,559	801,618
FY 2012	583,427	-	84,504	17,992	35,924	721,847
FY 2013	493,348	-	80,352	13,324	26,697	613,721
FY 2014	388,270	-	80,199	9,471	17,434	495,374
Thereafter	892,023	-	815,612	2,938	23,671	1,734,244
	3,765,772	410	1,235,912	92,487	203,785	5,298,366

As at 26 December 2008	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in FY 2009	723,461	12,810	90,066	23,786	69,652	919,775
Amount repayable in :						
FY 2010	726,817	501	88,548	17,937	46,548	880,351
FY 2011	648,565	-	88,646	16,322	34,895	788,428
FY 2012	583,345	-	84,462	13,580	26,588	707,975
FY 2013	493,267	-	80,245	11,062	20,513	605,087
Thereafter	1,242,869	-	895,318	12,390	28,065	2,178,642
	4,418,324	13,311	1,327,285	95,077	226,261	6,080,258

1.(c) Consolidated Cash Flow Statement

	Group	
	2009	2008
	US$'000	US$'000
Cash Flows from Operating Activities		
(Loss)/profit before income tax	(700,127)	137,189
Adjustments for :		
Depreciation and amortisation	286,216	263,022
Fair value losses on hedges	84,033	8,719
Interest expense	42,579	27,986
Interest income	(7,189)	(9,019)
Investment income	-	(38)
Share-based compensation costs	6,335	11,737
Fair value losses/(gains) on shares held by employee benefit trust	533	(2,030)
Net write-off of inventories	971	360
Net profit on disposal of property, plant and equipment	(464)	(24,892)
Net profit on disposal of other assets	(112)	(3,426)
Net provision/(write-back) for impairment of assets	38	(591)
Net provision for liabilities	19,364	99,234
Share of results of associated companies	(3,255)	(3,799)
Share of results of joint ventures	(165)	(4,194)
Unrealised translation losses/(gains)	1,909	(1,407)
Operating cash flow before working capital changes	(269,334)	498,851
Changes in operating assets and liabilities		
Receivables and other current assets	(107,116)	202,799
Inventories	(39,164)	1,751
Payables	(74,956)	(155,486)
Cash (used in)/generated from operations	(490,570)	547,915
Interest paid	(50,222)	(21,434)
Interest received	7,108	11,125
Net income tax paid	(16,868)	(37,843)
Net cash (outflow)/inflow from operating activities	(550,552)	499,763
Cash Flows from Investing Activities		
Acquisition of additional interests in subsidiaries	-	(8,603)
Investment in an associated company	(7,573)	(10,394)
Net proceeds from loans receivable	434	1,068
Investment income received	-	38
Dividends received from an associated company	442	437
Dividends received from joint ventures	140	1,360
Purchase of property, plant and equipment	(89,051)	(879,049)
Purchase of intangible assets	(4,159)	(2,975)
Proceeds from disposal of property, plant and equipment	26,755	49,351
Proceeds from disposal of other assets	17	4,374
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed [3]	-	1,338
Net cash outflow from investing activities	(72,995)	(843,055)
Cash Flows from Financing Activities		
Proceeds from borrowings	563,400	779,323
Net cash (outflow)/inflow contributed by employee benefit trust	(520)	321
Dividends paid to equity holders	(39,246)	(151,277)
Dividends paid to minority interest	(2,473)	(4,834)
Net proceeds from issue of new ordinary shares under the Rights issue	965,241	-
Proceeds from issue of new ordinary shares	244	1,904
Proceeds from re-issuance of treasury shares	-	27
Purchase of treasury shares	-	(621)
Repayment of borrowings	(951,290)	(356,526)
Payment of costs incurred in connection with long term financing	(7,980)	(171)
Net cash inflow from financing activities	527,376	268,146
Net decrease in cash and cash equivalents	(96,171)	(75,146)
Cash and cash equivalents at beginning of financial year	429,219	504,365
Cash and cash equivalents at end of financial year	333,048	429,219

[3] Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flow

	Group	
	2009	2008
	US$'000	US$'000
Net assets disposed :		
Non-current assets	-	4,405
Current assets	-	1,054
Current liabilities	-	(2,917)
Non-current liabilities	-	(2,501)
Net attributable assets disposed	-	41
Less: Minority interest	-	120
Add : Foreign currency translation reserve	(110)	(312)
	(110)	(151)
Net profit on disposal of subsidiaries	110	2,292
Net proceeds from disposal of subsidiaries	-	2,141
Less : Cash of subsidiaries disposed	-	(803)
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	-	1,338

1.(d)(i) **Statement of Changes in Equity**

GROUP	Capital and reserves attributable to equity holders of the Company							
	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury shares reserve	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 27 December 2008	845,379	(5,216)	(1,413)	(1,195)	1,657,862	(34,873)	44,047	2,504,591
Issue of shares	988,241	-	-	-	-	-	-	988,241
Share issues expenses	(23,000)	-	-	-	-	-	-	(23,000)
Dividends to equity holders	-	-	-	-	(39,246)	-	-	(39,246)
Dividends to minority interest	-	-	-	-	-	-	(2,473)	(2,473)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	6,335	-	6,335
- new shares issued	4,859	-	-	-	-	(4,615)	-	244
Purchase of shares by employee benefit trust	-	-	(1,566)	-	-	-	-	(1,566)
Sale of nil-paid rights by employee benefit trust	-	-	225	-	-	-	-	225
Purchase of Rights Shares by employee benefit trust	-	-	(235)	-	-	-	-	(235)
Total comprehensive (loss)/income for the financial year	-	-	-	-	(740,809)	145,886	1,997	(592,926)
Balance at 25 December 2009	1,815,479	(5,216)	(2,989)	(1,195)	877,807	112,733	43,571	2,840,190

GROUP	Capital and reserves attributable to equity holders of the Company							
	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury shares reserve	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(610)	(78)	1,726,025	102,769	45,299	2,707,217
Dividends to equity holders	-	-	-	-	(151,277)	-	-	(151,277)
Dividends to minority interest	-	-	-	-	-	-	(4,834)	(4,834)
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	(962)	(962)
Disposal of subsidiaries	-	-	-	-	-	-	120	120
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	11,737	-	11,737
- new shares issued	4,641	-	-	-	-	(2,737)	-	1,904
- treasury shares re-issued	-	2,331	-	(1,117)	-	(1,187)	-	27
Purchase of treasury shares	-	(621)	-	-	-	-	-	(621)
Purchase of shares by employee benefit trust	-	-	(786)	-	-	-	-	(786)
Total comprehensive (loss)/income for the financial year	-	-	(17)	-	83,114	(145,455)	4,424	(57,934)
Balance at 26 December 2008	845,379	(5,216)	(1,413)	(1,195)	1,657,862	(34,873)	44,047	2,504,591

1.(d)(i) Statement of Changes in Equity (continued)

COMPANY	Share capital US$'000	Treasury shares US$'000	Treasury shares reserves US$'000	Retained earnings US$'000	Other reserves US$'000	Total equity US$'000
Balance at 27 December 2008	845,379	(5,216)	(1,195)	935,304	37,020	1,811,292
Issue of shares	988,241	-	-	-	-	988,241
Share issues expenses	(23,000)	-	-	-	-	(23,000)
Dividends to equity holders	-	-	-	(39,246)	-	(39,246)
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	6,335	6,335
- new shares issued	4,859	-	-	-	(4,615)	244
Total comprehensive income for the financial year	-	-	-	189,003	-	189,003
Balance at 25 December 2009	1,815,479	(5,216)	(1,195)	1,085,061	38,740	2,932,869

COMPANY	Share capital US$'000	Treasury shares US$'000	Treasury shares reserves US$'000	Retained earnings US$'000	Other reserves US$'000	Total equity US$'000
Balance at 29 December 2007	840,738	(6,926)	(78)	918,017	29,266	1,781,017
Dividends to equity holders	-	-	-	(151,277)	-	(151,277)
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	11,737	11,737
- new shares issued	4,641	-	-	-	(2,737)	1,904
- treasury shares re-issued	-	2,331	(1,117)	-	(1,187)	27
Purchase of treasury shares	-	(621)	-	-	-	(621)
Total comprehensive income/(loss) for the financial year	-	-	-	168,564	(59)	168,505
Balance at 26 December 2008	845,379	(5,216)	(1,195)	935,304	37,020	1,811,292

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Issued and paid up capital
As at 25 December 2009, the Company's issued and paid-up capital (including treasury shares) comprised 2,580,624,970 (26 December 2008: 1,472,706,789) ordinary shares. The Company's issued and paid-up capital (excluding treasury shares) comprised 2,578,898,253 (26 December 2008: 1,470,980,072) ordinary shares.

Renounceable underwritten rights issue
On 2 June 2009, the Company announced a proposed renounceable underwritten rights issue (the "Rights Issue"), pursuant to which 1,105,135,048 new ordinary shares in the capital of the Company (the "Rights Shares") were issued at an issue price of S$1.30 for each Rights Share, on the basis of three Rights Shares for every four existing ordinary shares of the Company held by shareholders as at the books closure date (19 June 2009). The Rights Shares were alloted and issued on 16 July 2009.

Share options
As at 26 December 2008, there were 35,512,201 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the financial year, 71,000 and 249,807 share options were exercised to take up unissued shares of the Company at the subscription price of S$1.15 per share and S$1.05 per share respectively and 4,122,623 options were cancelled.

An additional 1,941,701 share options were granted under the NOL SOP as a result of the Rights Issue.

In addition, the Company granted 17,438,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP.

As at 25 December 2009, options to subscribe for 50,448,472 ordinary shares remain outstanding under the NOL SOP.

Performance shares
As at 26 December 2008, there were 4,420,704 outstanding performance shares under the NOL Performance Share Plan ("NOL PSP").

During the financial year, 2,462,326 performance shares were vested on 2 January 2009 and 130,668 were cancelled.

An additional 127,941 shares were awarded under the NOL PSP to holders of the outstanding awards as a result of the Rights Issue.

As at 25 December 2009, 1,955,651 performance shares remain outstanding under the NOL PSP.

Treasury shares
As at 26 December 2008, there were 1,726,717 treasury shares that may be re-issued upon the exercise of options under the NOL SOP and the vesting of performance shares under the NOL PSP.

During the financial year, no treasury shares were re-issued by the Company pursuant to the NOL SOP and NOL PSP.

In addition, no shares were purchased for the purposes of fulfilling the Company's obligations under the NOL SOP and NOL PSP.

As at 25 December 2009, there were 1,726,717 treasury shares remaining that have not been re-issued.

2. Basis of Preparation

The preparation of the FY 2009 financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 25 December 2009 and the reported amounts of revenue and expenses during the financial period from 27 December 2008 to 25 December 2009. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. Audit or Review of Figures

The figures have not been audited or reviewed by our auditors.

4. Auditors' Report (including any qualifications or emphasis of matter)

N.A.

5. Accounting Policies

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 6(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting year compared with the audited financial statements as at 26 December 2008.

6.(a) If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.

On 27 December 2008, the Group and the Company early adopted the new or revised Singapore Financial Reporting Standards ("FRS"), which are effective for the financial period beginning on or after 1 January 2009.

The following are the new or revised FRS that are relevant to the Group and the Company:

FRS 1 (revised)	Presentation of Financial Statements
FRS 23 (revised)	Borrowing Costs
Amendments to FRS 102	Share-based Payment: Vesting conditions and cancellations
Amendments to FRS 107	Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments
FRS 108	Operating Segments

The adoption of the above FRS did not result in substantial changes to the Group's accounting policies and did not have any significant impact on the Group and the Company, except as discussed below:

1) FRS 1 (revised) Presentation of Financial Statements

The Group elected to early adopt FRS 1, which is mandatory for application for annual periods beginning on or after 1 January 2009.

The revised standard requires:
- All changes in equity arising from transactions with owners in their capacity as owners to be presented separately from components of comprehensive income;
- Components of comprehensive income to be excluded from statement of changes in equity;
- Items of income and expenses and components of other comprehensive income to be presented either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income);
- Presentation of restated balance sheet as at the beginning of the comparative period when entities make restatements or reclassifications of comparative information.

The Group has elected to present items of income and expenses and components of other comprehensive income in two separate statements (a consolidated income statement followed by a consolidated statement of comprehensive income). Certain comparative items have been reclassified to conform with the current year's presentation.

2) Amendments to FRS 107 Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments

The Group elected to early adopt Amendments to FRS 107, which is mandatory for application for annual periods beginning on or after 1 January 2009.

The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. The adoption of the amendment results in additional disclosures but does not have an impact on the accounting policies and measurement bases adopted by the Group.

The required disclosures will be made accordingly in the full year financial statements of the Group and the Company.

3) FRS 108 Operating Segments

The Group elected to early adopt FRS 108, which is mandatory for application for annual periods beginning on or after 1 January 2009.

FRS 108 replaces FRS 14 Segment reporting, and requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. Segment revenue, segment profits and segment assets are also measured on a basis that is consistent with internal reporting.

The required disclosures have been made accordingly under Note 13 and will also be made in the full year financial statements of the Group and the Company.

6.(b) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

7.

GROUP	**2009**	**2008 (Restated) [4]**
(Loss)/earnings per ordinary share after deducting any provision for preference dividends (adjusted to exclude shares held by employee benefit trust and treasury shares)		
a) Based on the weighted average number of ordinary shares on issue	**(36.12) US cts**	**5.11 US cts**
b) On a fully diluted basis (detailing any adjustments made to the earnings)	**(36.12) US cts**	**5.08 US cts**

[4] Restated for effects of the Rights Issue.

8. Net Asset Value

	Group			**Company**		
	25 Dec 2009 US$	**26 Dec 2008 US$**	**Inc / (Dec) %**	**25 Dec 2009 US$**	**26 Dec 2008 US$**	**Inc / (Dec) %**
Net Asset Value per ordinary share based on issued share capital (adjusted to exclude treasury shares) of the issuer	**1.08 [5]**	**1.67**	**(35.33)**	**1.14 [5]**	**1.23**	**(7.32)**

[5] Net Asset Value as at 25 December 2009 computed on larger share base after the Rights Issue.

9. **Review of the Performance of the Group**

Income Statement:

FY 2009 vs FY 2008
NOL Group achieved revenue of US$6.52 billion (FY 2008: US$9.29 billion), a decrease of US$2.77 billion or 30% year-on-year (YoY). The decrease in revenue is a result of the global recession which impacted volume and revenue across all the business units. Container Shipping was the largest contributor to the revenue decline as lower volumes were compounded by a drastic decline in freight rates.

The Group's cost of sales decreased by US$1.79 billion or 22% YoY to US$6.54 billion mainly due to lower variable costs associated with lower volumes, lower bunker costs and successful cost management initiatives.

Miscellaneous income declined by US$29 million or 73% YoY to US$11 million mainly due to lesser sales of property, plant and equipment resulting in decrease in profits on disposal of property, plant and equipment.

Finance and investment income decreased by US$6 million or 45% YoY to US$7 million mainly due to gain in FY 2008 arising from forward contracts entered into for hedging of payments of dividend.

Administrative expenses declined by US$82 million or 12% YoY to US$612 million mainly due to costs savings associated with restructuring.

Finance expenses increased by US$24 million or 70% YoY to US$59 million mainly due to higher interest expense from higher average loan balance.

Other operating expenses declined by US$44 million or 56% YoY to US$35 million mainly due to foreign exchange gains in FY 2009 as compared to foreign exchange losses in FY 2008, both arising mainly from revaluation of non-USD denominated balance sheet items.

The Group recorded net loss attributable to shareholders of US$741 million in FY 2009 compared to a profit of US$83 million in FY 2008. Losses in FY 2009 was due mainly to losses incurred in the container shipping division which experienced significant decline in revenue as a result of lower volumes and deteriorating freight rates. Active cost management had achieved some mitigation in costs but was not enough to compensate for the decline in revenue.

Balance Sheet:
NOL Group's total assets decreased by US$0.10 billion from US$5.44 billion as at 26 December 2008 to US$5.34 billion as at 25 December 2009. The decrease in total assets was mainly due to decrease in cash and cash equivalents (refer to below explanation on factors contributing to decrease in cash and cash equivalents).

The Group's total liabilities decreased by US$0.44 billion from US$2.94 billion as at 26 December 2008 to US$2.50 billion as at 25 December 2009. The decrease in total liabilities was mainly due to net repayment of borrowings using net proceeds from the Rights Issue.

The Group's total equity increased by US$0.34 billion from US$2.50 billion as at 26 December 2008 to US$2.84 billion as at 25 December 2009 mainly due to increase in share capital arising from issuance of new shares under the Rights Issue and net increase in other reserves arising from revaluation of derivative financial instruments, partially offset by losses incurred during FY 2009.

Cashflow:
NOL Group's cash and cash equivalents decreased by US$96 million from US$429 million as at 26 December 2008 to US$333 million as at 25 December 2009 mainly due to net cash outflow from operations of US$550 million and net cash outflow from investing activities of US$73 million, partially offset by net cash inflow from financing activities of US$527 million. Net cash outflow from operations was mainly due to losses incurred during FY 2009. The net cash outflow from investing activites was mainly due to purchase of property, plant and equipment. The net cash inflow from financing activities was mainly due to net proceeds from the Rights Issue of US$965 million, partially offset by net repayment of borrowings of US$388 million.

		FY 2009 US$'m	Q4 2009 US$'m	Q3 2009 US$'m	Q2 2009 US$'m	Q1 2009 US$'m
(a)	**Revenue**					
	Container Shipping	5,485	1,696	1,312	1,183	1,294
	Logistics	976	306	234	195	241
	Terminals	503	168	123	100	112
	Others	8	2	2	2	2
	Elimination	(456)	(151)	(107)	(92)	(106)
	Total	6,516	2,021	1,564	1,388	1,543
(b)	**EBIT**					
	Container Shipping	(739)	(220)	(143)	(140)	(236)
	Logistics	54	13	17	10	14
	Terminals	33	18	8	3	4
	Others	(7)	(2)	-	(2)	(3)
	Total	(659)	(191)	(118)	(129)	(221)

		FY 2008 US$'m	Q4 2008 US$'m	Q3 2008 US$'m	Q2 2008 US$'m	Q1 2008 US$'m
(a)	**Revenue**					
	Container Shipping	7,945	1,964	2,038	1,924	2,019
	Logistics	1,324	328	315	318	363
	Terminals	577	148	146	138	145
	Others	13	3	4	3	3
	Elimination	(574)	(154)	(150)	(147)	(123)
	Total	9,285	2,289	2,353	2,236	2,407
(b)	**EBIT**					
	Container Shipping	34	(143)	9	60	108
	Logistics	53	6	17	13	17
	Terminals	65	11	23	19	12
	Others	8	5	3	-	-
	Total	160	(121)	52	92	137

(c) Analysis by Business Units

(i) Container Shipping

FY 2009 vs FY 2008
Container Shipping achieved FY 2009 revenue of US$5.5 billion, a year-on-year (YoY) decrease of 31% mainly due to lower volumes transported, coupled with freight rate deterioration across all major trade lanes.

Volume declined by 7% YoY due to a decline in volumes in Europe and Americas trade, partially offset by growth in Asia/Middle East trade.

Average revenue per FEU fell by 25% YoY mainly due to lower bunker recovery and freight rate deterioration across all major trade lanes.

The continued depressed trading conditions arising from the decline in global demand coupled with an industry capacity overhang resulted in significant EBIT loss of US$739 million in FY 2009.

Q4 2009 vs Q4 2008
Container Shipping achieved Q4 2009 revenue of US$1.7 billion, a year-on-year (YoY) decrease of 14% mainly due to the freight rate deterioration across all major trade lanes partially offset by YoY volume growth.

Volume grew by 28% YoY mainly driven by stronger demand for our services on the Transpacific and Intra-Asia trades as compared to prior year.

Q4 2009 average revenue per FEU fell by 28% YoY mainly due to lower bunker recovery and freight rate deterioration across all major trade lanes.

Q4 2009 achieved utilisation rate of 93%.

The continued depressed trading conditions arising from the decline in global demand coupled with an industry capacity overhang resulted in Q4 2009 recording EBIT loss of US$220 million.

CONTAINER SHIPPING FULL YEAR RESULTS 2009 and 2008
Unaudited

	FY 2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Load Factors %					
Transpacific Eastbound	84%	90%	87%	77%	77%
Asia-Europe Westbound	99%	100%	100%	100%	92%
Transatlantic Westbound	81%	96%	86%	73%	67%
Intra-Asia Westbound	91%	93%	94%	94%	83%
Asia-Latin America/Mexico Eastbound	95%	96%	100%	92%	69%
Headhaul	89%	93%	93%	87%	80%
Volume ('000 FEU)					
Americas					
Transpacific	738	247	189	151	151
Latin America	177	55	45	38	39
	915	302	234	189	190
Europe					
Asia-Europe	357	101	88	84	84
Transatlantic	120	37	29	26	28
	477	138	117	110	112
Asia/Middle East					
Intra-Asia	897	293	235	190	179
Total Volume [6]	2,289	733	586	489	481

	FY 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Load Factors %					
Transpacific Eastbound	88%	81%	90%	90%	95%
Asia-Europe Westbound	90%	80%	93%	93%	97%
Transatlantic Westbound	84%	77%	84%	89%	87%
Intra-Asia Westbound	91%	91%	88%	88%	95%
Asia-Latin America/Mexico Eastbound	94%	80%	100%	100%	89%
Headhaul	89%	83%	90%	90%	95%
Volume ('000 FEU)					
Americas					
Transpacific	825	183	209	201	232
Latin America	199	46	50	51	52
	1,024	229	259	252	284
Europe					
Asia-Europe	442	100	111	113	118
Transatlantic	147	35	36	35	41
	589	135	147	148	159
Asia/Middle East					
Intra-Asia	852	210	216	206	220
Total Volume [6]	2,465	574	622	606	663

[6] Represents volume recognised from each Bill of Lading upon commencement of shipment on vessels.

(c) **Analysis by Business Units (continued)**

CONTAINER SHIPPING FULL YEAR RESULTS 2009 and 2008 (continued)
Unaudited

	FY 2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Operating Expenses (US$'m)					
Americas					
Transpacific	2,777	877	674	562	664
Latin America	609	186	135	134	154
	3,386	1,063	809	696	818
Europe					
Asia-Europe	960	279	211	214	256
Transatlantic	403	113	89	88	113
	1,363	392	300	302	369
Asia/Middle East					
Intra-Asia	1,475	461	346	325	343
Total Operating Expenses	**6,224**	**1,916**	**1,455**	**1,323**	**1,530**
Analysis of Expenses (US$'m)					
Operating Cost	5,565	1,732	1,301	1,171	1,361
General and Administrative	410	117	97	94	102
Depreciation and Amortisation	249	67	57	58	67
Others [7]	-	-	-	-	-
Total Operating Expenses	**6,224**	**1,916**	**1,455**	**1,323**	**1,530**

	FY 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Operating Expenses (US$'m)					
Americas					
Transpacific	3,414	907	880	781	846
Latin America	789	210	198	187	194
	4,203	1,117	1,078	968	1,040
Europe					
Asia-Europe	1,572	402	413	378	379
Transatlantic	499	135	124	127	113
	2,071	537	537	505	492
Asia/Middle East					
Intra-Asia	1,637	453	414	391	379
Total Operating Expenses	**7,911**	**2,107**	**2,029**	**1,864**	**1,911**
Analysis of Expenses (US$'m)					
Operating Cost	7,148	1,882	1,854	1,683	1,729
General and Administrative	536	160	122	129	125
Depreciation and Amortisation	226	65	53	52	56
Others [7]	1	-	-	-	1
Total Operating Expenses	**7,911**	**2,107**	**2,029**	**1,864**	**1,911**

[7] Others consists of minority interest and share of results of associated companies and joint ventures.

(ii) **Logistics**

FY 2009 vs FY 2008
Logistics achieved FY 2009 revenue of US$976 million, a year-on-year (YoY) decrease of 26% due to lower volumes across the various Logistics' services, coupled with lower freight rates in the forwarding business segment.

International Services achieved revenue of US$364 million, a YoY decrease of 29% due to a combination of lower shipment volume and lower freight rates in the forwarding business segment.

Contract Logistics achieved revenue of US$612 million, a YoY decrease of 24% due to lower volumes across various business units, particularly in the business areas that service the automotive sector and related trucking services.

Logistics achieved EBIT of US$54 million for FY 2009, an improvement of US$1 million YoY, mainly due to active cost management measures which reduced operating cost and general and administrative expenses by 29% and 20% respectively, partially offset by lower volumes and revenue.

Q4 2009 vs Q4 2008
Logistics achieved Q4 2009 revenue of US$306 million, a year-on-year (YoY) decrease of 7% due to lower volumes across the various Logistics' services, coupled with lower freight rates in the forwarding business segment.

International Services achieved revenue of US$107 million, a YoY decrease of 12% mainly due to lower freight rates in the forwarding business segment offset by higher volumes as compared to prior year.

Contract Logistics achieved revenue of US$199 million, a YoY decrease of 3% mainly due to lower volumes.

Logistics achieved EBIT of US$13 million, an improvement of US$7 million YoY. This was mainly due to costs associated with the restructuring exercise in Q4 2008.

(c) **Analysis by Business Units (continued)**

LOGISTICS FULL YEAR RESULTS 2009 and 2008
Unaudited
US$ millions

	FY 2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009
BY REGION					
Revenue					
Americas	638	202	149	126	161
Europe	99	35	23	17	24
Asia/Middle East	239	69	62	52	56
Total Revenue	976	306	234	195	241
BY BUSINESS SEGMENT					
Revenue					
Contract Logistics Services	612	199	142	121	150
International Services	364	107	92	74	91
Total Revenue	976	306	234	195	241
Operating Expenses					
Contract Logistics Services	593	194	136	118	145
International Services	329	99	81	67	82
Total Operating Expenses	922	293	217	185	227
EBIT					
Contract Logistics Services	19	5	6	3	5
International Services	35	8	11	7	9
Total EBIT	54	13	17	10	14
Analysis of Expenses					
Operating Cost	769	248	181	152	188
General and Administrative	144	43	34	31	36
Depreciation and Amortisation	11	3	3	2	3
Others [8]	(2)	(1)	(1)	-	-
Total Operating Expenses	922	293	217	185	227

	FY 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008
BY REGION					
Revenue					
Americas	825	213	196	198	218
Europe	178	38	40	44	56
Asia/Middle East	321	77	79	76	89
Total Revenue	1,324	328	315	318	363
BY BUSINESS SEGMENT					
Revenue					
Contract Logistics Services	808	206	189	196	217
International Services	516	122	126	122	146
Total Revenue	1,324	328	315	318	363
Operating Expenses					
Contract Logistics Services	783	204	183	187	209
International Services	488	118	115	118	137
Total Operating Expenses	1,271	322	298	305	346
EBIT					
Contract Logistics Services	25	2	6	9	8
International Services	28	4	11	4	9
Total EBIT	53	6	17	13	17
Analysis of Expenses					
Operating Cost	1,081	267	256	261	297
General and Administrative	180	53	38	43	46
Depreciation and Amortisation	10	2	3	2	3
Others [8]	-	-	1	(1)	-
Total Operating Expenses	1,271	322	298	305	346

[8] Others consists of minority interest and share of results of associated companies and joint ventures.

(iii) **Terminals**

FY 2009 vs FY 2008
Terminals achieved FY 2009 revenue of US$503 million, a year-on-year (YoY) decrease of 13% due to lower overall volume throughput.

FY 2009 recorded volume throughput of approximately 1.9 million lifts, a decline of 12% YoY.

Terminals achieved a EBIT of US$33 million for FY 2009, a YoY decrease of 49% mainly due to lower volumes lifted and changes in trade mix. The impact from lower volume and revenue was partially offset by cost mitigation initiatives.

Q4 2009 vs Q4 2008
Terminals achieved Q4 2009 revenue of US$168 million, a year-on-year (YoY) increase of 14% due to higher volume throughput.

Volume throughput in Q4 2009 grew by 18% YoY in-line with improved Container Shipping volumes.

Terminals achieved EBIT of US$18 million in Q4 2009, a YoY increase of 64% mainly due to higher volumes lifted in Q4 2009 and costs associated with the restructuring exercise in Q4 2008.

(c) **Analysis by Business Units (continued)**

TERMINALS FULL YEAR RESULTS 2009 and 2008
Unaudited

	FY 2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Total Volume ('000 Lifts)	**1,946**	**641**	**482**	**394**	**429**
Analysis of Expenses (US$'m)					
Operating Cost	409	134	101	81	93
General and Administrative	40	10	9	10	11
Depreciation and Amortisation	21	6	5	5	5
Others [9]	-	-	-	1	(1)
Total Operating Expenses	**470**	**150**	**115**	**97**	**108**

	FY 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Total Volume ('000 Lifts)	**2,215**	**545**	**557**	**544**	**569**
Analysis of Expenses (US$'m)					
Operating Cost	443	114	109	104	116
General and Administrative	54	19	11	12	12
Depreciation and Amortisation	21	7	4	4	6
Others [9]	(6)	(3)	(1)	(1)	(1)
Total Operating Expenses	**512**	**137**	**123**	**119**	**133**

[9] Others consists of minority interest and share of results of associated companies and joint ventures.

10. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N.A.

11. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.**

At our 3Q09 results announcement, NOL indicated continuing losses in the first half of 2010. In early 2010, there have been improvements in volumes and asset utilisation in NOL's principal markets. In addition, freight rates have stabilised and trended upwards in some trades. If these conditions continue, better business performance is possible. However, significant risks remain – particularly the sustainability of demand and higher fuel costs. The Group will continue to pursue strategies which reflect the current operating environment, including the achievement of cost savings and improved asset utilisation, yields and productivity.

12. **Dividend**

(a) **Any dividend recommended for the current financial period reported on?**

Nil

(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Name of dividend	Interim	Final
Dividend Type	Cash	Cash
Dividend Amount per share	4.00 Singapore cents	4.00 Singapore cents
Tax Rate	Tax Exempt (One-tier)	Tax Exempt (One-tier)
Payment Date	5 September 2008	5 May 2009

(c) **Date payable**

N.A.

(d) **Books closure date**

N.A.

(e) **If no dividend has been declared (recommended), a statement to that effect.**

No dividend has been declared or recommended for the current financial year.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT

13. **Segment Information**
Segment Reporting By Operating Segments

For management purposes, the Group is organised into business units based on their services, and has three reportable operating segments as follows:

1. Container Shipping - Global container transportation operations. It offers container shipping services in major trade lanes such as Transpacific, Intra-Asia, Transatlantic, Latin America and Asia-Europe.

2. Logistics - Global logistics provider with a comprehensive network of facilities and services to support the global supply chain management needs of customers. The range of services include consolidation, warehousing, global freight management (ocean, air, truck and rail), domestic distribution networks, international deconsolidation and information technologies that provide timely and accurate information to effectively manage supply chain activities.

3. Terminals - Operation of container terminals and provision of other related services. The segment information on Terminals has been prepared as if the Terminals unit of the Group operates as a separate business and charges are at arm's length. In practice, terminal handling forms an integral part of shipping.

Except as indicated above, no operating segments have been aggregated to form the above reportable operating segments.

The terms of inter-segment sales are established by negotiation between the various business units.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest and tax.

Unallocated income statement items represent income tax expense or credit and interest expense, which are managed on a group basis and are not allocated to operating segments. However, costs are sometimes incurred at the enterprise level on behalf of a segment. Such costs are segment expenses if they relate to the segment's operating activities and they can be directly attributed or allocated to the segment on a reasonable basis.

Segment assets comprise primarily of property, plant and equipment, investment properties, intangible assets, goodwill arising on consolidation, inventories, receivables, operating cash and other investments and exclude fixed and demand deposits and deferred income tax assets. Segment liabilities comprise primarily of operating liabilities and exclude items such as income tax liabilities and borrowings.

Capital expenditure comprises additions to property, plant and equipment and intangible assets, excluding those acquired through business combinations and finance leases.

13. **Segment Information (continued)**
Segment Reporting By Operating Segments (continued)

2009	Container Shipping US$'000	Logistics US$'000	Terminals US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenue						
External sales	5,418,625	963,708	133,245	-	-	6,515,578
Inter-segment sales	66,305	12,431	370,178	8,327	(457,241)	-
Total revenue	5,484,930	976,139	503,423	8,327	(457,241)	6,515,578
Segment result	(743,870)	50,129	32,795	(7,211)	-	(668,157)
Interest income	4,849	1,153	-	1,187	-	7,189
Share of results of associated companies	-	3,328	(73)	-	-	3,255
Share of results of joint ventures	-	340	(175)	-	-	165
Minority interest	(340)	(1,398)	33	-	-	(1,705)
Earnings before interest and tax	(739,361)	53,552	32,580	(6,024)	-	(659,253)
Interest expense						(42,579)
Income tax expense						(38,977)
Net loss attributable to equity holders of the Company						(740,809)
Segment assets	4,103,451	256,468	182,801	1,986,598	(1,404,902)	5,124,416
Associated companies	-	18,166	22,050	-	-	40,216
Joint ventures	-	5,203	21,904	-	-	27,107
Unallocated assets						148,811
Consolidated total assets						5,340,550
Segment liabilities	2,418,840	264,604	144,381	69,978	(1,404,902)	1,492,901
Unallocated liabilities						1,007,459
Consolidated total liabilities						2,500,360
Other segment items:						
Capital expenditures						
- property, plant & equipment	64,179	8,200	11,169	5,503	-	89,051
- intangible assets	2,368	1,791	-	-	-	4,159
Depreciation	245,795	8,855	20,556	4,905	-	280,111
Amortisation	3,623	2,443	-	39	-	6,105
Net provision for/(write-back of) impairment	7,876	(1,301)	545	(256)	-	6,864
Other non-cash expenses	104,505	474	5,252	1,937	-	112,168

2008	Container Shipping US$'000	Logistics US$'000	Terminals US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenue						
External sales	7,804,563	1,308,134	169,799	2,629	-	9,285,125
Inter-segment sales	140,300	15,961	407,089	10,352	(573,702)	-
Total revenue	7,944,863	1,324,095	576,888	12,981	(573,702)	9,285,125
Segment result	31,148	50,443	60,401	6,171	-	148,163
Interest income	3,992	3,154	596	1,277	-	9,019
Share of results of associated companies	-	3,719	71	9	-	3,799
Share of results of joint ventures	-	(1,606)	5,800	-	-	4,194
Minority interest	(670)	(2,463)	(1,711)	(305)	-	(5,149)
Earnings before interest and tax	34,470	53,247	65,157	7,152	-	160,026
Interest expense						(27,986)
Income tax expense						(48,926)
Net profit attributable to equity holders of the Company						83,114
Segment assets	3,984,954	266,682	193,153	945,066	(363,060)	5,026,795
Associated companies	-	15,046	13,972	-	-	29,018
Joint ventures	-	5,208	22,079	-	-	27,287
Unallocated assets						361,491
Consolidated total assets						5,444,591
Segment liabilities	1,487,610	306,052	146,924	57,574	(363,060)	1,635,100
Unallocated liabilities						1,304,900
Consolidated total liabilities						2,940,000
Other segment items:						
Capital expenditures						
- property, plant & equipment	641,070	18,773	26,017	193,189	-	879,049
- intangible assets	2,227	746	-	2	-	2,975
Depreciation	227,460	8,325	20,552	6,200	-	262,537
Amortisation	(1,682)	2,126	-	41	-	485
Net provision for impairment	6,930	2,047	265	628	-	9,870
Other non-cash expenses	84,709	15,235	12,484	332	-	112,760

13. **Segment Information (continued)**

Segment Reporting By Geographical Segments

In respect of container shipping activities which covers the world's major shipping lanes, the geographical segment of external sales are reported as follows:

Geographical segment	Trade Lanes
Asia/Middle East	Intra-Asia
Europe	Asia-Europe Transatlantic
Americas	Transpacific Latin America

In respect of logistics activities, the geographical segments of external sales are reported based on the country where the services were significantly performed.

In respect of terminals services, the geographical segments of external sales are reported based on the country where the services are performed.

In respect of other activities, the geographical segments of external sales are reported based on the country of domicile of customers.

The Directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of vessels, drydocking costs and containers to specific geographical segments as defined under FRS 108 Operating Segments. These vessels, together with the related drydocking costs, and containers are primarily utilised across geographic markets for shipment of cargoes throughout the world. This is in line with the industry practice.

	Sales			Non-current Assets		
	2009 US$'000	2008 US$'000	% Increase/ (Decrease)	2009 US$'000	2008 US$'000	% Increase/ (Decrease)
Asia/Middle East	1,600,680	2,134,557	(25)	445,720	390,755	14
Europe	1,189,131	2,088,235	(43)	31,040	31,776	(2)
Americas	3,725,767	5,062,333	(26)	279,371	309,749	(10)
Subtotal	6,515,578	9,285,125		756,131	732,280	
Vessels	-	-	0	1,994,821	2,031,906	(2)
Containers	-	-	0	985,042	1,068,333	(8)
Drydocking costs	-	-	0	48,632	67,374	(28)
Total	6,515,578	9,285,125		3,784,626	3,899,893	

14. **Factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.**

Please refer to Note 9 for an analysis by business units.

15. **Breakdown of sales as follows:**

	Group		
	2009 US$'000	2008 US$'000	% Increase/ (Decrease)
Sales reported for the first half year	2,931,209	4,642,536	(37)
Operating (losses)/gains after income tax before deducting minority interest reported for the first half year	(390,457)	199,771	N/M
Sales reported for the second half year	3,584,369	4,642,589	(23)
Operating losses after income tax before deducting minority interest reported for the second half year	(348,647)	(111,508)	213

N/M: Not meaningful

16. **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	2009 US$'000	2008 US$'000
Transactions for the Purchase of Goods and Services		
Certis CISCO Security Pte Ltd and its associates	106	-
Keppel Telecommunications & Transportation Ltd and its associates	-	156
PSA Corporation Limited and its associates	151,397	169,499
Sembcorp Marine Ltd and its associates	112	25,811
Singapore Petroleum Company Limited and its associates	6,709	17,767
Singapore Technologies Engineering Ltd and its associates	169	-
Transactions for the Leasing-in of Assets		
Sembcorp Marine Ltd and its associates	3,046	3,677
Transactions for the Sale of Goods and Services		
Sembcorp Marine Ltd and its associates	378	194

The above relates to cumulative value of transactions (inclusive of GST) more than S$100K.

17. **A breakdown of total annual dividend (in dollar value) for the issuer's latest full year and its previous year as follows:-**

	2009 US$'000	2008 US$'000
Ordinary	-	81,764
Preference	-	-
Total	-	81,764

BY ORDER OF THE BOARD

WONG KIM WAH
Company Secretary

Dated this 11 February 2010


RECEIVED
2010 FEB 25 P 4: 13


NOL

Press Release

NOL Reports 2009 Net Loss of US$741 million

Singapore, 11 February 2010: Global container shipping, terminals and logistics group Neptune Orient Lines (NOL) today announced a net loss of US$741 million for 2009, compared with a net profit of US$83 million for 2008.

For the fourth quarter of 2009 (4Q09), NOL recorded a net loss of US$211 million, compared to a net loss of US$149 million for the fourth quarter of 2008 (4Q08).

At the Core EBIT level NOL posted a loss of US$651 million for 2009, compared to a profit of US$213 million for 2008. Core EBIT for 4Q09 was a loss of US$183 million, compared with a Core EBIT loss of US$45 million for the corresponding period in 2008.

Revenue for 2009 was down year-on-year by 30% to US$6.5 billion.

FINANCIAL PERFORMANCE

	2009	2008	Change %	4Q09	4Q08	Change %
Revenue (US$m)	6,516	9,285	(30)	2,021	2,289	(12)
Core EBIT (US$m)	(651)	213	nm	(183)	(45)	307
EBIT (US$m)	(659)	160	nm	(191)	(121)	58
Net (loss)/profit (US$m)	(741)	83	nm	(211)	(149)	42

NOL Group Chairman, Mr Cheng Wai Keung, said: "2009 was a most demanding year. We witnessed a worldwide economic downturn of unprecedented scale and, as a consequence, experienced a major slowdown in global trade. In the face of very difficult market circumstances, the Group has reported a substantial loss."

NOL announced last year that its new policy is to pay annual dividends of 20% of net profits after tax. Therefore, no dividends will be paid for the financial year 2009.

NOL Group President and Chief Executive Officer, Mr Ronald D. Widdows, said: "The 2009 results were disappointing and show the impact of sharp falls in demand and freight rates, especially in the first half of the year. This is evident from the dramatic reduction in annual revenue."

"Through the later part of 2009, improved volumes and active capacity management led to higher utilisation rates, but earnings remained depressed due to low freight rates which continued below levels which enable full cost recovery."

"The Logistics and Terminals businesses contributed positively to the Group's performance."

"Towards the end of the year, NOL achieved a stronger market position in a number of key liner shipping trades with better volumes and freight rates."

"The Group has continued paying attention to the fundamentals – providing excellent reliability and customer service, reducing costs, increasing efficiency and maintaining the strength of the balance sheet. The NOL Group is positioned to take advantage of an improving market environment."

BUSINESS SEGMENTS

Overall volumes carried by NOL's Container Shipping business, APL, for 2009 declined year-on-year by 7% to 2.3 million FEU (forty-foot equivalent unit). Some shifts in the volume mix occurred, with the Asia/Middle East segment contributing 39% of total volumes over the course of the year, compared to 35% in 2008.

For 4Q09, volumes increased by 28% to 733,000 FEU compared to 4Q08, with the improvement due to higher volumes lifted in all major trade lanes.

Average revenue per FEU decreased by 25% and 28% for 2009 and 4Q09 respectively, due to lower core freight rates and lower bunker fuel cost recovery as well as changes in trade mix.

APL achieved an average vessel utilisation rate of 89% across 2009, and 93% for 4Q09.

Overall revenue for APL for 2009 was US$5.5 billion, down year-on-year by 31%. 4Q09 revenue of US$1.7 billion was 14% lower than 4Q08.

APL posted a Core EBIT loss of US$731 million for the year. For 4Q09 the Core EBIT loss was US$212 million, compared to a loss of US$84 million in 4Q08. The increase in the 4Q09 Core EBIT loss as compared to the 3Q09 Core EBIT loss of US$140 million was due to a combination of a longer 4Q09 by two weeks and additional costs associated with a larger operating fleet including voyage and bunker costs. APL's 4Q09 EBIT loss was also affected by non-recurring costs relating to restructuring.

In the Terminals business segment, revenue of US$503 million was achieved for 2009, a year-on-year decrease of 13% due to lower overall volume throughput. 4Q09 revenue was 14% higher than for 4Q08, reflecting improved Container Shipping volumes. Terminals' Core EBIT for the year was US$32 million, compared with US$72 million in 2008.

APL Logistics achieved 2009 revenue of US$976 million, a year-on-year decrease of 26%. This was primarily due to lower volumes across various Logistics services, coupled with lower freight rates in the freight forwarding business segment. Revenue in 4Q09 was US$306 million, down 7% compared to 4Q08. Logistics achieved Core EBIT of US$54 million for 2009, a decline of 16% year-on-year, mainly due to lower volumes and revenues.

OUTLOOK

At our 3Q09 results announcement, NOL indicated continuing losses in the first half of 2010. In early 2010, there have been improvements in volumes and asset utilisation in NOL's principal markets. In addition, freight rates have stabilised and trended upwards in some trades. If these conditions continue, better business performance is possible. However, significant risks remain – particularly the sustainability of demand and higher fuel costs. The Group will continue to pursue strategies which reflect the current operating environment, including the achievement of cost savings and improved asset utilisation, yields and productivity.

2009 OPERATING PERFORMANCE (vs 2008)

Container Shipping

- Revenue US$5.5 billion, down 31%
- Core EBIT loss of US$731 million
- EBIT loss of US$739 million
- Average revenue per FEU was 25% lower at US$2,286
- Volumes down 7% to 2.3 million FEU

Terminals

- Revenue US$503 million, down 13%
- Core EBIT of US$32 million, down 56%
- Core EBIT Margin 6.4%, compared to 12.5% previously

Logistics

- Revenue US$976 million, down 26%
- Core EBIT of US$54 million, down 16%
- Core EBIT Margin of 5.5%, compared to 4.8% previously

4Q09 OPERATING PERFORMANCE (vs 4Q08)

Container Shipping

- Revenue US$1.7 billion, down 14%
- Core EBIT loss of US$212 million
- EBIT loss of US$220 million
- Average revenue per FEU was 28% lower at US$2,222
- Volumes up 28% to 733,000 FEU

Terminals

- Revenue US$168 million, up 14%
- Core EBIT of US$17 million, down 6%
- Core EBIT Margin 10.1%, compared to 12.2% previously

Logistics

- Revenue US$306 million, down 7%
- Core EBIT of US$13 million, down 19%
- Core EBIT Margin of 4.2%, compared to 4.9% previously

-ENDS-

SEC Exemption
No. 82-2605

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

SEC Exemption
No. 82-2605



2009 Full Year Performance Review

11 February 2010



Forward Looking Statements

The following presentation includes forward-looking statements, which involve known and unknown risks and uncertainties, that could cause actual results or performance to differ. Forward looking information is based on current views and assumptions of management, including, but not limited to, prevailing economic and market conditions. Such statements are not, and should not be interpreted as a forecast or projection of future performance.





By Cheng Wai Keung
Chairman

1. Group Highlights


NOL

Group Financial Highlights

US$m	FY09	FY08	% ▲	4Q09	4Q08	% ▲
Revenue	**6,516**	9,285	(30)	**2,021**	2,289	(12)
Core EBIT	**(651)**	213	nm	**(183)**	(45)	307
EBIT	**(659)**	160	nm	**(191)**	(121)	58
Net (loss) / profit	**(741)**	83	nm	**(211)**	(149)	42
Basic EPS (US cents)	**(36.12)**	5.11*	nm	**(8.19)**	(9.12)*	(10)

* Restated for effects of the Rights Issue.

NOL

2. 2009 Financial Highlights

By Ron Widdows
Group President & CEO


NOL

FY2009 and 4Q09 Key Highlights

Key Highlights

- **FY09 Financial Highlights**
  - Revenue of US$6.5 billion, a year-on-year decline of 30%
  - Core EBIT loss of US$651 million
  - Net loss of US$741 million
- **4Q09 Financial Highlights**
  - Revenue of US$2.0 billion, a year-on-year decline of 12%
  - Core EBIT loss of US$183 million
  - Net loss of US$211 million
- **Financial Strength**
  - Net gearing of 0.21x
  - Completion of US$1 billion gross proceeds from rights issue in 3Q09
  - Access to various committed credit facilities

Group Financials

Revenue (US$m)

FY08	FY09	4Q08	4Q09
9,285	6,516	2,289	2,021

Net profit/(loss) (US$m)

FY08	FY09	4Q08	4Q09
83	(741)	(149)	(211)


NOL

Group Revenue and Core EBIT Trend

Industry experienced unprecedented losses as the fall in global demand was coupled with a drastic decline in freight rates.


Revenues (US$M)
EBIT/Core EBIT (US$M)
10,000
7,500
5,000
2,500
0
2,000
1,500
1,000
500
0
-500
-1,000
-1,500
6,545
7,271
7,264
8,160
9,285
6,516
957
940
906
898
401
401
613
592
213
160
-651
-659
2004
2005
2006
2007
2008
2009
Revenue (LHS)
Core EBIT (RHS)
EBIT (RHS)

	2004	2005	2006	2007	2008	2009
EBIT Margin	14.6%	12.5%	5.5%	7.5%	1.7%	-10.1%
Core EBIT Margin	14.4%	12.4%	5.5%	7.3%	2.3%	-10.0%

NOL

Group Financial Highlights

US$m	FY09	FY08	% ▲	4Q09	4Q08	% ▲
Revenue	**6,516**	9,285	(30)	**2,021**	2,289	(12)
Core EBIT	**(651)**	213	nm	**(183)**	(45)	307
• Non-recurring items	(8)	(53)	(85)	(8)	(76)	(89)
EBIT	**(659)**	160	nm	**(191)**	(121)	58
Net (loss) / profit	**(741)**	83	nm	**(211)**	(149)	42
Basic EPS (US cents)	**(36.12)**	5.11*	nm	**(8.19)**	(9.12)*	(10)

* Restated for effects of the Rights Issue.



Group Core EBIT Breakdown

US$m	FY09	FY08	% ▲	4Q09	4Q08	% ▲
Container Shipping	**(731)**	73	nm	**(212)**	(84)	152
Logistics	**54**	64	(16)	**13**	16	(19)
Terminals	**32**	72	(56)	**17**	18	(6)
Others	**(6)**	4	nm	**(1)**	5	nm
Total Core EBIT	**(651)**	**213**	**nm**	**(183)**	**(45)**	**307**


NOL

FY 2009 Summary



- Industry oversupply coupled with decline in global container trade resulted in significant losses during FY2009 as freight rates declined across all trade lanes
- Sequential improvement in volume was experienced in the 2H 2009 as global trade stabilises
- Freight rates increase in a number of trades during 2H 2009 as industry operating capacity was reduced
- Rising cost of bunker fuel combined with lower bunker recovery offsetting some of the rate improvement
- Early cost management initiatives partially compensated for depressed trading conditions experienced by the various business units
- Terminals and Logistics continue to provide positive earnings to the Group
- Successful completion of US$1 billion rights issue to strengthen our balance sheet and position for opportunities where they become available


NOL

3. 2009 Financial Performance

By Cedric Foo
Group Deputy President & CFO


NOL

Group Financial Highlights

US$m	FY09	FY08	% ▲	4Q09	4Q08	% ▲
Revenue	**6,516**	9,285	(30)	**2,021**	2,289	(12)
Core EBITDA	**(365)**	476	nm	**(107)**	30	nm
• Depreciation & Amortisation	(286)	(263)	9	(76)	(75)	1
Core EBIT	**(651)**	213	nm	**(183)**	(45)	307
• Non-recurring items	(8)	(53)	(85)	(8)	(76)	(89)
EBIT	**(659)**	160	nm	**(191)**	(121)	58
• Gross Interest Expense	(43)	(28)	52	(8)	(11)	(27)
• Tax	(39)	(49)	(20)	(12)	(17)	(29)
Net (loss) / profit to equity holders	**(741)**	83	nm	**(211)**	(149)	42


NOL

Group Revenue Breakdown

US$m	FY09	FY08	% ▲	4Q09	4Q08	% ▲
Container Shipping	**5,485**	7,945	(31)	**1,696**	1,964	(14)
Logistics	**976**	1,324	(26)	**306**	328	(7)
Terminals	**503**	577	(13)	**168**	148	14
Elimination/Others	**(448)**	(561)	(20)	**(149)**	(151)	(1)
Total Revenue	**6,516**	**9,285**	**(30)**	**2,021**	**2,289**	**(12)**

7% (Terminals)

14% (Logistics)

79% (Container Shipping)

FY09 Revenue by business segment is stated before inter-segment elimination.

NOL

Group Core EBIT Breakdown

US$m	FY09	FY08	% ▲	4Q09	4Q08	% ▲
Container Shipping	**(731)**	73	nm	**(212)**	(84)	152
Logistics	**54**	64	(16)	**13**	16	(19)
Terminals	**32**	72	(56)	**17**	18	(6)
Others	**(6)**	4	nm	**(1)**	5	nm
Total Core EBIT	**(651)**	**213**	**nm**	**(183)**	**(45)**	**307**

NOL

Non-Recurring Items

US$m	FY09	FY08	4Q09	4Q08
1. Gain from asset disposals	**1**	28	**(4)**	4
2. Expenses written back/(Expenses) relating to restructuring	**4**	(72)	**4**	(72)
3. Others	**(13)**	(9)	**(8)**	(8)
Total	**(8)**	(53)	**(8)**	(76)


NOL

Balance Sheet Highlights

US$m	25 Dec '09	26 Dec '08
Total Assets	5,340	5,445
Total Liabilities	2,500	2,940
Total Equity	2,840	2,505
Total Debt	940	1,245
Total Cash	333	429
Net Debt	607	816
Gearing (Gross)	0.33 x	0.50 x
Gearing (Net)	0.21 x	0.33 x
NAV per share (US$)	1.08*	1.67
(S$)	1.51*	2.42

*NAV as at 25 Dec 2009 computed on larger share base after the Rights Issue.


NOL

Cash Flow Highlights

US$m	FY09	FY08
Cash & Cash Equivalents - Beginning	**429**	**504**
Cash (Outflow)/Inflow		
Operating Activities	(550)	500
Investing/Capex Activities	(73)	(843)
Financing Activities	527	268
Cash & Cash Equivalents – Closing	**333**	**429**


NOL

Capital Expenditure

US$m	FY09 Actual	FY08 Actual
1. Vessels	**8**	**249**
2. Equipment / Facilities	**22**	**551**
3. Drydock	**13**	**23**
4. IT	**39**	**48**
5. Others	**11**	**11**
Total	**93**	**882**


NOL



4. Container Shipping

By Eng Aik Meng
President, APL



Container Shipping FY2009 Highlights

- Container shipping achieved FY2009 revenue of US$5.5 billion, a year-on-year (YoY) decrease of 31% mainly due to lower volumes transported, coupled with freight rate deterioration across all major trade lanes.
  - Volume declined by 7% YoY due to a decline in volumes in Europe and Americas trade, partially offset by growth in Asia/Middle East trade.
  - Average revenue per FEU fell by 25% YoY mainly due to lower bunker recovery and freight rate deterioration across all major trade lanes.
  - 4Q09 achieved utilisation rate of 93%.
- The continued depressed trading conditions arising from the decline in global demand coupled with an industry capacity overhang resulted in significant Core EBIT losses of US$731 million in FY2009.



Container Shipping Profit & Loss Summary

US$m	FY09	FY08	% ▲	4Q09	4Q08	% ▲
Revenue	**5,485**	7,945	(31)	**1,696**	1,964	(14)
Core EBITDA	**(482)**	299	nm	**(145)**	(19)	663
• Depreciation & Amortisation	(249)	(226)	10	(67)	(65)	3
Core EBIT	**(731)**	73	nm	**(212)**	(84)	152
• Non-recurring items	(8)	(39)	(79)	(8)	(59)	(86)
EBIT	**(739)**	34	nm	**(220)**	(143)	54
Core EBIT Margin (%)	**(13.3)**	0.9		**(12.5)**	(4.3)	
EBIT Margin (%)	**(13.5)**	0.4		**(13.0)**	(7.3)	



Container Shipping Volume Growth

'000 FEUs	FY09	FY08	% ▲	4Q09	4Q08	% ▲
Americas	**915**	**1,024**	**(11)**	**302**	**229**	**32**
Transpacific	738	825	(11)	247	183	35
Latin America	177	199	(11)	55	46	20
Europe	**477**	**589**	**(19)**	**138**	**135**	**2**
Asia-Europe	357	442	(19)	101	100	1
Transatlantic	120	147	(18)	37	35	6
Asia/Middle East	**897**	**852**	**5**	**293**	**210**	**40**
Total	**2,289**	**2,465**	**(7)**	**733**	**574**	**28**



Container Shipping : Volume Mix

- Intra-Asia trade mix grows as greater demand decline occur in the other East/West trades.
- Trade volume mix continues to be managed to maximise yields.


39% (Asia/Middle East)
8% (Latin America)
32% (Transpacific)
16% (Asia-Europe)
5% (Transatlantic)

FY09 Volume breakdown


35% (Asia/Middle East)
8% (Latin America)
33% (Transpacific)
18% (Asia-Europe)
6% (Transatlantic)

FY08 Volume breakdown



Container Shipping Average Revenue/FEU

US$/FEU	FY09	FY08	% ▲	4Q09	4Q08	% ▲
Americas	3,185	3,865	(18)	2,922	4,258	(31)
Europe	2,191	3,127	(30)	2,398	2,915	(18)
Asia/Middle East	1,421	1,968	(28)	1,419	1,865	(24)
Total	**2,286**	**3,033**	**(25)**	**2,222**	**3,067**	**(28)**



Volume and Average Revenue/FEU Trend

While volume has improved during the year and stabilised during 4Q09, the overall freight rate environment continue to remain at depressed levels.


Average Period Volume (RHS)
Average Revenue per FEU (LHS)
US$/FEU
'000 FEU/ week
3,200
3,000
2,800
2,600
2,400
2,200
2,000
70.0
60.0
50.0
40.0
30.0
20.0
10.0
-
4Q08 Average Revenue/FEU US$3,067
4Q09 Average Revenue/FEU US$2,222
P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12
2007
2008
2009
Period

Note: Average Period volumes are normalised based on number of weeks in the period

NOL

Container Shipping Network Capacity & Utilisation

Active capacity management coupled with improvement in trade volumes resulted in a recovery in utilisation rates in 2H 2009. Network capacity continue to be managed to optimise utilisation rates and yield.


Average Capacity (weekly TEUs)
Utilisation %
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
100%
80%
60%
40%
20%
0%
98%
98%
99%
93%
95%
90%
90%
83%
80%
87%
93%
93%
Q1 Q2 Q3 Q4
2007
2008
2009

Note: Figures are based on the headhaul leg of main linehaul services
The capacity figures takes into account "winter program" initiations.

NOL



Container Shipping : Americas

	FY09	FY08	% ▲	4Q09	4Q08	% ▲
Total Volumes ('000 FEUs)	**915**	**1,024**	**(11)**	**302**	**229**	**32**
• Transpacific	738	825	(11)	247	183	35
• Latin America	177	199	(11)	55	46	20
Average Revenue (US$/FEU)	**3,185**	**3,865**	**(18)**	**2,922**	**4,258**	**(31)**

- **Transpacific :** US economic uncertainties and decline in consumer spending has continued to impact Transpacific volumes. However, sequential improvement in trade dynamics during the year has resulted in higher year-on-year volumes during 4Q09. Average revenue per FEU declined year-on-year in FY09 due to renewal of annual contracts in May/June at significantly lower rates coupled with lower bunker recovery.
- **Latin America :** Latin America trade volumes were adversely impacted by overall global economic uncertainties. Freight rates, particularly on the eastbound trade, came under pressure due to higher industry supply-demand gap and lower bunker recovery.

Container Shipping : Europe

	FY09	FY08	% ▲	4Q09	4Q08	% ▲
Total Volumes ('000 FEUs)	**477**	**589**	**(19)**	**138**	**135**	**2**
• Asia-Europe	357	442	(19)	101	100	1
• Transatlantic	120	147	(18)	37	35	6
Average Revenue (US$/FEU)	**2,191**	**3,127**	**(30)**	**2,398**	**2,915**	**(18)**

- **Asia-Europe :** Volumes for the year declined significantly as a result of the global recession. The rapid decline in volume since 2008 coupled with oversupply in the trade lane and highly competitive pricing behavior resulted in significant year-on-year decline in freight rates for 2009. Gradual improvement in trade volumes during the year resulted in a year-on-year volume growth in 4Q09. Relative stronger demand and tight capacity has also resulted in recent improvement in freight rates.
- **Transatlantic :** The Transatlantic route experienced a decline in trade volumes arising from global economic uncertainties, particularly in the US and Europe. As a consequence, freight rate also came under pressure.

Container Shipping : Asia/Middle East

	FY09	FY08	% ▲	4Q09	4Q08	% ▲
Total Volumes ('000 FEUs)	897	852	5	293	210	40
Average Revenue (US$/FEU)	1,421	1,968	(28)	1,419	1,865	(24)

- **Asia/Middle East:** Volumes for the year rose by 5% year-on-year mainly due to improvement in backhaul and short-sea trades, particularly in 2H 2009, resulting in strong year-on-year growth in Asia/Middles East volumes in 4Q09. Average revenue saw significant deterioration due to competitive pressures arising from cascading of tonnage from other trades since last year.


NOL

Container Shipping Trade Imbalance

Decline in headhaul demand coupled with relative strength in backhaul routes has resulted in improved trade balance on the major East/West trades.

No. of FEUs that are full backhaul for every 10 FEUs full headhaul

Trade	2007	2008	2009
• Transpacific	6	7	7
• Asia-Europe	7	7	8
• Transatlantic	10	10	10


NOL

Container Shipping FY2009 Summary

- **Adverse conditions continue to put pressure on container shipping earnings.**
- **Volume has shown sequential improvement since 1Q09.**
- **Active capacity and cost management minimised some of the losses incurred in 2009.**
- **Industry seeing signs of freight rate recovery but future still uncertain.**
- **Maintain focus on operational efficiency and cost management to drive cost savings.**


NOL

Logistics

5. Logistics

By Jim McAdam
President, APL Logistics

NOL

Logistics FY2009 Highlights

- Logistics achieved FY2009 revenue of US$976 million, a year-on-year (YoY) decrease of 26% due to lower volumes across the various Logistics' services, coupled with lower freight rates in the forwarding business segment.
  - International Services achieved revenue of US$364 million, a YoY decrease of 29% due to a combination of lower shipment volume and lower freight rates in the forwarding business segment.
  - Contract Logistics achieved revenue of US$612 million, a YoY decrease of 24% due to lower volumes across various business units, particularly in the business areas that service the automotive sector and related trucking services.
- Logistics achieved a Core EBIT of US$54 million for 2009, a decline of less than US$10 million or 16% YoY, mainly due to lower volumes and revenue.
- Despite lower Core EBIT, active cost management reduced operating cost and general and administrative expenses by 29% and 20% respectively, resulting in Core EBIT margin improvement from 4.8% in FY2008 to 5.5% in FY2009.


NOL

Logistics Profit & Loss Summary

US$m	FY09	FY08	% ▲	4Q09	4Q08	% ▲
Revenue	**976**	1,324	(26)	**306**	328	(7)
Core EBITDA	**65**	74	(12)	**16**	18	(11)
• Depreciation & Amortisation	(11)	(10)	10	(3)	(2)	50
Core EBIT	**54**	64	(16)	**13**	16	(19)
• Non-recurring items	-	(11)	(100)	-	(10)	(100)
EBIT	**54**	53	2	**13**	6	117
Core EBIT Margin (%)	**5.5**	4.8		**4.2**	4.9	
EBIT Margin (%)	**5.5**	4.0		**4.2**	1.8	


NOL

Performance Breakdown

Business Segment (US$m)	FY09	FY08	% ▲	4Q09	4Q08	% ▲
Revenue	**976**	**1,324**	**(26)**	**306**	**328**	**(7)**
• Contract Logistics	612	808	(24)	199	206	(3)
• International Services	364	516	(29)	107	122	(12)
Core EBIT	**54**	**64**	**(16)**	**13**	**16**	**(19)**
• Contract Logistics	19	30	(37)	5	5	-
• International Services	35	34	3	8	11	(27)
Core EBIT Margin (%)	**5.5**	**4.8**		**4.2**	**4.9**	
• Contract Logistics (%)	3.1	3.7		2.5	2.4	
• International Services (%)	9.6	6.6		7.5	9.0	


NOL



Logistics Revenue and Core EBIT Margin Trend

Under adverse economic conditions, decisive actions on managing costs has resulted in consistent positive earnings and building the cost platform for further growth.


Revenue (US$m)
Revenue (US$m)
Core EBIT Margin (%)
Core EBIT Margin (%)
400
300
200
100
0
20%
15%
10%
5%
0%
363
318
315
328
241
195
234
306
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09

Note: 1Q and 4Q figures consist of 14 weeks. 2Q and 3Q consists of 12 weeks.


NOL



Logistics' Revenue Trend – By Region

The decline in global trade affected revenue contribution from all regions, particularly in Europe where decline in volume was compounded by decline in freight rate in the forwarding segment.


25% (Asia/Middle East)
$239
$99
$638
65% (Americas)
10% (Europe)

FY09 Revenue Breakdown
– by Region (US$m)


24% (Asia/Middle East)
$321
$178
$825
62% (Americas)
14% (Europe)

FY08 Revenue Breakdown
– by Region (US$m)







Logistics' Revenue Trend – By Customer Segment

All sectors were affected by lower volumes due to the global recession. Retail and Consumer segment showed relative strength due to the continued demand for basic necessities and replenishing of inventory. Early decline in auto segment arising from auto factory closures and GM and Chrysler's financial troubles was partially compensated by an increase in demand in the latter parts of the year.


4% (Electronics/Hi tech)
14% (Others)
32% (Auto/Industrial)
21% (Consumer)
29% (Retail)

FY09 Revenue Breakdown
– by Customer Segment


6% (Electronics/Hi tech)
16% (Others)
32% (Auto/Industrial)
17% (Consumer)
29% (Retail)

FY08 Revenue Breakdown
– by Customer Segment





Logistics FY2009 Summary



- In spite of depressed demand conditions during FY2009, the Logistics division was able to generate positive earnings and improved margins.
- Emphasis on operating, general and administrative costs improved performance in key business segments, such as origination services.
- Business unit reorganisation and operational cost restructuring to position for the recovery in global demand and logistics services.

NOL


Terminals

6. Terminals

By Steve Schollaert
President, APL Terminals

NOL

Terminals FY2009 Highlights

- Terminals achieved FY2009 revenue of US$503 million, a year-on-year (YoY) decrease of 13% due to lower overall volume throughput.
  - FY2009 recorded volume throughput of approximately 1.9 million lifts, a decline of 12% YoY.
  - Throughput in 4Q09 grew by 18% YoY in-line with improved Container Shipping volumes.
- Terminals achieved a Core EBIT of US$32 million for 2009, a YoY decrease of 56% mainly due to lower volumes lifted and changes in trade mix. The impact from lower volume and revenue was partially offset by cost mitigation initiatives.


NOL

Terminals Profit & Loss Summary



US$m	FY09	FY08	% ▲	4Q09	4Q08	% ▲
Revenue	**503**	577	(13)	**168**	148	14
Core EBITDA[1]	**53**	93	(43)	**23**	25	(8)
• Depreciation & Amortisation	(21)	(21)	-	(6)	(7)	(14)
Core EBIT[1]	**32**	72	(56)	**17**	18	(6)
Core EBIT Margin (%)	**6.4**	12.5		**10.1**	12.2	
Volume ('000 lifts)	**1,946**	**2,215**	**(12)**	**641**	**545**	**18**
Average Revenue (US$/Lift)	**258**	**260**	**(1)**	**262**	**271**	**(3)**

[1] Includes share of results from a joint venture.


NOL

Terminals : Volume Mix

Continued network adjustments in the industry has resulted in greater proportion of APL volume and lower proportion of Alliance partners' volumes.


21% (Alliance partners)
9% (3rd party)
70% (APL)

FY09 Volume breakdown


24% (Alliance partners)
9% (3rd party)
67% (APL)

FY08 Volume breakdown


NOL

By Ron Widdows
Group President & CEO

7. Current Industry Dynamics


NOL

In 2009, containerized trade growth was negative for the first time in two decades. Some recovery is expected in 2010.


Annual growth rate
Percent
Real GDP growth
Average world containerized trade growth
Containerized trade growth over period
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
-10
1987 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09F 10F
4 4 4 3 1 2 2 3 3 4 4 3 4 5 2 3 4 5 4 5 5 3 (1) 3
8.0%
8.6%
9.0%

Source: IMF Sept 2009; Global Insight, NOL analysis

NOL

As a result of the demand-supply imbalance, freight rates fell precipitously

Industry Head Haul Freight Rate


Transpacific
USD/F
4,400
4,200
4,000
3,800
3,600
3,400
3,200
3,000
2,800
2,600
2,400
2,200
1Q 00
1Q 01
1Q 02
1Q 03
1Q 04
1Q 05
1Q 06
1Q 07
1Q 08
1Q 09
3Q 09


Asia Europe
USD/F
4,500
4,300
4,100
3,900
3,700
3,500
3,300
3,100
2,900
2,700
2,500
2,300
2,100
1,900
1,700
1,500
1Q 00
1Q 01
1Q 02
1Q 03
1Q 04
1Q 05
1Q 06
1Q 07
1Q 08
1Q 09
3Q 09


Trans Atlantic
USD/F
3,800
3,600
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
1Q 00
1Q 01
1Q 02
1Q 03
1Q 04
1Q 05
1Q 06
1Q 07
1Q 08
1Q 09
3Q 09

SOURCE: Containerisation International


NOL

Liners have reacted by laying up vessels


'000 TEU
Laid Up Vessels as of Nov 09
1,600
1,400
1,200
1,000
800
600
400
200
0
845% y-o-y
150
550
1,418
1,219
1,298
1,510
end 3Q 08
end 4Q 08
end 1Q 09
end 2Q 09
end 3Q 09
end 4Q 09
No. of idle vessels
70
210
485
533
524
572

Over 800% increase in laid up tonnage between end 3Q 08 to 1Q 09 before maintaining at its current high level for the past 9 months

Source: Alphaliner, News search


NOL

Implementing of slow steaming to save bunker costs on Asia-Europe has absorbed some additional capacity

- Extra Slow Steaming (defined as average sailing speeds of ~18 knots) is now widely adopted on the Asia-Europe trades.
- On the Far East – North Europe route, 19 of the 23 loops serving the trade is to be on ESS mode by March 2010. The shift towards ESS started since November 2009.

Spread of slow steaming on FE-N Europe services


Number of strings - Far East-North Europe
25
20
15
10
5
0
Sep 09
Oct 09
Nov 09
Dec 09
Jan 10
Feb 10(f)
Mar 10(f)
Non ESS
Extra Slow Steaming
© Alphaliner

Source: Alphaliner


NOL

Room for further slow steaming on Transpacific trades to reduce fuel costs, carbon emissions and the supply-demand gap

- On the other long haul tradelanes, Extra Slow Steaming has not been applied as extensively as the Asia-Europe trades.
- On the Far East – US West Coast trade, there are 12 strings recorded to be on ESS out of a total of 38 loops currently serving the trade.
- Many all water services to US East Coast have already implemented slow steaming.

Spread of slow steaming on US West Coast services


Number of strings - Far East-US West Coast
40
35
30
25
20
15
10
5
0
Sep 09
Oct 09
Nov 09
Dec 09
Jan 10
Feb 10(f)
Mar 10(f)
Non ESS
Extra Slow Steaming
© Alphaliner

Source: Alphaliner


NOL

Additionally, demand started to turn upon signs of economic recovery in 2H09…

Global GDP By Selected Countries


% y-o-y
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
-10
Forecast
China
India
Indonesia
Vietnam
S.Korea
US
Japan
Euroland
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
3Q 09
4Q 09F
1Q 10F

Note: Euroland includes Czech Republic, Denmark, France, Germany, Hungary, Italy, Kazakhstan, Netherlands, Norway, Poland, Russia, Spain, Sweden, Switzerland, Turkey, Ukraine, UK
Source: CEIC, GoldmanSachs Oct 09


NOL

Demand recovery and industry discipline has lead to signs of recent freight rate improvements

Lloyd's List

Freight rates show signs of recovery

Lloyd's List – 19 January 2010

"The spot rate for shipping a 40-foot container from Hong to Los Angeles jumped 17.9 percent in the week ended Jan.18 compared to the week earlier as U.S. importers largely went along with the mid-contract "emergency rate charge" that was implemented on Jan. 15 by the 15 carrier members of the Transpacific Stabilization Agreement"

TSA bullish about 2010 following emergency rate 'success'

Containerisation International – 15 January 2010

"The Transpacific Stabilisation Agreement (TSA) is bullish about the prospects for the Asia-US market for the year ahead following a series of strong forward bookings and positive economic indicators.

A statement said that with 2009 cargo demand to have likely fallen by 15/20% below 2008 levels, carriers are looking for a 'significant' increase in 2010 traffic. It added that forward bookings by individual TSA lines suggest that vessel utilisation levels in the trade will remain in the mid-high 90% range on most trade segments, with only a temporary, typical dip in the Lunar New Year period in Asia where factories are closed."

Drewry reports box rate rise

American Shipper – 19 January 2010

" Drewry said that for the first time since mid-2008, average global container freight rates experienced a year-on-year increase in late 2009. Drewry's Global Freight Rate Index recovered by 3 percent in the year to November 2009, after collapsing the first half of 2009. Between September and November, the global "all-in" container freight rate index rose from $2,040 per 40-foot container to $2,160, maintaining a trend of price rises that has lasted for more than six months. However, Drewry said average global freight rates in late 2009 were still about 20 percent below the peak of 2007."

Box Hike

Tradewinds – 13 January 2010



" Denmark's Maersk Line continues to try to drive up container rates with another planned hike.

The latest rate restoration covers the Europe to South Asia and Middle East trade.

The increase of $100 per teu applies from 15 February.

As usual, Maersk said rates in the trade were unacceptable and the situation is unsustainable in the longer term."


NOL

Summary



- **While demand is recovering and signs of inventory restocking is taking place, the underlying strength and duration of this recovery is still uncertain.**
- **Cost pressures that resulted in lay-ups and slow steaming has helped to improve utilisation rates, manage costs and stabilise rates.**
- **Recent freight rate improvements is bringing liners closer to sustainability.**
- **Industry continues to be burdened by supply overhang in the form of idled vessels and newbuild deliveries.**
- **Bunker volatility continue to weigh on cost.**
- **Continuing trend of slow steaming will not only reduce fuel costs and carbon emission but also have a positive effect on the demand-supply gap.**


NOL

8. Group Outlook



Group Outlook

At our 3Q09 results announcement, NOL indicated continuing losses in the first half of 2010. In early 2010, there have been improvements in volumes and asset utilisation in NOL's principal markets. In addition, freight rates have stabilised and trended upwards in some trades. If these conditions continue, better business performance is possible. However, significant risks remain – particularly the sustainability of demand and higher fuel costs. The Group will continue to pursue strategies which reflect the current operating environment, including the achievement of cost savings and improved asset utilisation, yields and productivity.



Appendix

NOL

Group Fuel and Currency Exposures

Bunker

- The Group continues to recover part of its fuel price increases from customers through bunker adjustment factors.
- The Group also maintains a policy of hedging its bunker exposures.

Foreign exchange

- Major foreign currency exposures are in Euro, Chinese Renminbi, Singapore Dollar and Japanese Yen.
- The Group maintains a policy of hedging its foreign exchange exposures.


NOL

End of Presentation
Thank You

Neptune Orient Lines Ltd
456 Alexandra Road,
NOL Building
Singapore 119962
Tel: (65) 6278 9000
Fax: (65) 6278 4900
Company registration
number : 196800632D
Website: www.nol.com.sg


NOL